

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Michael Raab
President & Chief Executive Officer
Ardelyx, Inc.
400 Fifth Avenue, Suite 210
Waltham, MA 02451

> **Re: Ardelyx, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 19, 2023**
> **File No. 333-269297**

Dear Michael Raab:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark V. Roeder, Esq.